UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

FORUM ENERGY TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

34984V209

(CUSIP Number)

January 4, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Variperm Energy Services Partnership
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Alberta, Canada

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,034,343 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,034,343 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,343
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.48% (2)
12	Type of Reporting Person PN (Partnership)

(1)

Reporting Person’s power is exercised through its board of directors (the “Board”). SCF-VIII, L.P. (“SCF LP”), a partner of the Reporting Person, has the power to appoint 50% of the board of the Reporting Person due to its equity ownership in the Reporting Person. Therefore, SCF LP may be deemed to beneficially own all the shares owned by the Reporting Person. SCF LP exercises its power over the shares through its general partner, SCF-VIII-G.P., Limited Partnership (“SCF GP”) and its general partner, SCF GP LLC (“SCF LLC”).

(2)

The percentage set forth in Row 11 of this Cover Page is based on 12,192,978 shares of common stock of the Issuer, par value $0.01 per share (“Common Stock”), including the 10,192,978 shares of Common Stock outstanding as of October 27, 2023 plus the 2,000,000 shares of Common Stock issued in connection with the closing of the acquisition by the Issuer of all of the issued and outstanding common shares of Variperm Holdings Ltd., an Alberta corporation (the “Acquisition”).

1	Name of Reporting Person SCF-VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,034,343 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,034,343 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,343
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.48% (2)
12	Type of Reporting Person PN (Partnership)

(1)

Reporting Person holds power over shares held directly by Variperm Energy Services Partnership (“VES Partnership”). Reporting Person’s power is exercised through Reporting Person’s general partner, SCF GP, by its general partner, SCF LLC.

(2)

The percentage set forth in Row 11 of this Cover Page is based on 12,192,978 shares of Common Stock, including the 10,192,978 shares of Common Stock outstanding as of October 27, 2023 plus the 2,000,000 shares of Common Stock issued in connection with the closing of the Acquisition.

1	Name of Reporting Person SCF-VIII-G.P., Limited Partnership
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,034,343 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,034,343 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,343
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.48% (2)
12	Type of Reporting Person PN (Partnership)

(1)	Reporting Person holds power over shares held directly by VES Partnership through its partner, SCF LP. Reporting Person’s power is exercised by SCF LLC, its general partner.
(2)

The percentage set forth in Row 11 of this Cover Page is based on 12,192,978 shares of Common Stock, including the 10,192,978 shares of Common Stock outstanding as of October 27, 2023 plus the 2,000,000 shares of Common Stock issued in connection with the closing of the Acquisition.

1	Name of Reporting Person SCF GP LLC
2	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5	Sole Voting Power 0
	6	Shared Voting Power 1,034,343 (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,034,343 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,034,343 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.48% (2)
12	Type of Reporting Person OO (Limited Liability Company)

(1)	Reporting Person holds power over shares held directly by VES Partnership through its partner, SCF LP, through its general partner, SCF GP.
(2)

The percentage set forth in Row 11 of this Cover Page is based on 12,192,978 shares of Common Stock, including the 10,192,978 shares of Common Stock outstanding as of October 27, 2023 plus the 2,000,000 shares of Common Stock issued in connection with the closing of the Acquisition.

EXPLANATORY NOTE

Item 1(a).	NAME OF ISSUER

Forum Energy Technologies, Inc. (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

10344 Sam Houston Park Drive, Suite 300

Houston TX, 77064

Item 2(a).	NAME OF PERSON FILING

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)

SCF GP LLC, a Delaware limited liability company (“SCF LLC”), with respect to the shares of Common Stock indirectly owned by SCF-VIII-G.P., Limited Partnership, a Delaware limited partnership (“SCF GP”);

(ii)	SCF GP, with respect to shares indirectly owned by SCF-VIII, L.P., a Delaware limited partnership (“SCF LP”);

(iii)	SCF LP, with respect to shares directly owned by Variperm Energy Services Partnership, an Alberta general partnership (“VES Partnership”); and

(iv)	VES Partnership, with respect to shares directly owned by it.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of each of the Reporting Persons is:

600 Travis Street, Suite #6600

Houston, Texas 77002

Item 2(c).	CITIZENSHIP

(i)	SCF LLC is a limited liability company organized under the laws of the State of Delaware.

(ii)	SCF GP is a limited partnership organized under the laws of the State of Delaware;

(iii)	SCF LP is a limited partnership organized under the laws of the State of Delaware; and

(iv)	VES Partnership is a general partnership organized under the laws of Alberta, Canada.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP NUMBER

The CUSIP number of the Common Stock is 34984V209.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

1,034,343 shares of Common Stock reported herein are directly held by VES Partnership, which is managed by its board of directors (the “Board”). SCF LP is a partner of VES Partnership and as a result of its equity ownership in VES Partnership, has the power to appoint over 50% of the Board. SCF GP is the sole general partner of SCF LP and SCF LLC is the sole general partner of SCF GP. Each of SCF LP, SCF GP and SCF LLC may therefore be deemed to share voting and dispositive power over the securities held by VES Partnership and may also be deemed to be the beneficial owners of such securities.

The Reporting Persons disclaim beneficial ownership of such securities, including in the Common Stock reported herein, in excess of their respective pecuniary interest in the securities.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.

The percentages used in this Schedule 13G are calculated based upon the 12,192,978 shares of common stock of the Issuer, par value $0.01 per share (“Common Stock”), including the 10,192,978 shares of Common Stock outstanding as of October 27, 2023 plus the 2,000,000 shares of Common Stock issued in connection with the closing of the acquisition by the Issuer of all of the issued and outstanding common shares of Variperm Holdings Ltd., an Alberta corporation.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following   ☐.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 12, 2024

VARIPERM ENERGY SERVICES PARTNERSHIP

/s/ Deviyani Misra-Godwin
Name: Deviyani Misra-Godwin
Title: Director

SCF-VIII, L.P.

/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director

SCF-VIII-G.P., Limited Partnership

/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director

SCF GP LLC

/s/ Anthony DeLuca
Name: Anthony DeLuca
Title: Managing Director